

September 18, 2014

Via U.S. mail
Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kingdom

     Re: **InterContinental Hotels Group PLC**
           Form 20-F for the fiscal year ended December 31, 2013
           Filed on February 26, 2014
           File No. 001-10409

Dear Mr. Edgecliffe- Johnson:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Group Financial Statements

Accounting Policies, page 111

Cash and cash equivalents, page 113

1) We note your disclosure that in the statement of cash flows, cash and cash equivalents are shown net of short –term overdrafts. Please clarify whether cash and cash equivalents on the statement of financial position are also presented net of cash overdrafts. If cash is presented net of overdrafts on the statement of financial position, please explain to us how you determined this presentation would be appropriate. Cite all relevant accounting literature within your response.

Critical accounting policies and the use of judgements, estimates and assumptions, page 115

System Fund, page 115

2) We note your disclosure that the assets and liabilities related to the Fund are included in the Group statement of financial position and that the related income and expenses have been excluded in the Group income statement. Please explain to us in greater detail how you determined you were not required to recognize the revenues and expenses of the fund. Please cite the specific guidance you relied upon in your response.

Loyalty programme, page 116

3) Please explain to us in greater detail how you have applied the guidance in IFRIC 13 in regards to your loyalty programme. In your response, explain to us how loyalty points are earned by members and how you account for their issuance. In addition, please explain to us how determined the breakage should be accounted for as an adjustment to the short-term timing surpluses and deficits of the System Fund.

Exhibit 13(A)

4) Please amend your filing to include a revised certification that makes reference to the relevant year end date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief